YOU On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York  10003

February 22, 2013

By EDGAR Transmission
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	You On Demand Holdings, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-19644
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 14, 2012
File No. 001-35561

We hereby submit the responses of YOU On Demand Holdings, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 11, 2013, providing the Staff’s comments with respect to the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

For the convenience of the Staff, each of the Staff’s comments is included (in bold) and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Year Ended December 31, 2012

General

1.  As previously requested, please provide a written statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:  The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

YOU On Demand Holdings, Inc.

VIE Structure and Arrangements, page 4

2. We note your responses to comments two, three and four. Please tell us whether you directly or indirectly through the WFOE, own a 51% equity interest in Jinan Broadband. Describe for us in more detail how you through all the contractual relationships have the power to direct the activities of Jinan Broadband that most significantly impact its economic performance and the obligation to absorb losses or benefits that could potentially be significant to Jinan Broadband or the right to receive benefits from Jinan Broadband that could be potentially significant to it.

Company Response:  As set forth in more detail below, we own a 51% equity interest in Jinan Broadband indirectly through our 100% subsidiaries, and we have a contractual right to appoint a majority of the entity’s board of directors as well as senior management. Thus, as a matter of contract as well as PRC law, we hold the power to direct the activities of Jinan Broadband as well as a right to 51% of its profits.

Below in detail explains the (1) ownership and (2) control & profit-sharing structure.

(1)
Ownership.   We own a 51% equity interest in Jinan Broadband indirectly through our 100% subsidiary, China Broadband, Ltd., a Cayman Islands company (“CB Cayman”), and its 100% subsidiary, Beijing China Broadband and Network Technology Co., Ltd. (“WFOE”).  WFOE holds the 51% equity interest in Jinan Broadband directly. The other 49% is held by a third party, Jinan Guangdian Jiahe Digital Television Co., Ltd. (“Jinan Parent”).

(2)
Control and profit-sharing.   Jinan Broadband was formed pursuant to a Cooperation Agreement dated December 26, 2006, between CB Cayman and Jinan Parent (the “December 2006 Cooperation Agreement” or the “Agreement”).  Section 2.2 of the Agreement called for CB Cayman to contribute cash, and for Jinan Parent to contribute assets, in exchange for 51% and 49%, respectively, of a new joint venture entity, Jinan Broadband. The Agreement provided that the 51% controlling interest in the joint venture would be held by an affiliate of CB Cayman. That affiliate is WFOE. Section 2.5 of the Agreement gave CB Cayman the authority to appoint a majority of the joint venture’s directors, and gave WFOE the authority to appoint the general manager and the financial manager. As a matter of practice, the majority of the operations of Jinan Broadband are actually conducted by individuals who are employed by WFOE.

As a matter of PRC law, the holder of 51% of an equity joint venture such as Jinan Broadband hold 51% of the voting power of the entity. Except for matters such as the dissolution of the entity, decisions of the owners are made by the vote of a majority in interest: in this case, by WFOE. Decisions of the board of directors are taken by majority vote; we therefore control the decisions of the board of directors of Jinan Broadband. Finally, as a 51% owner, WFOE is entitled to 51% of the entity’s profits as a matter of PRC law.

Form 10-Q for the Quarter Ended September 30, 2012

3. Sinotop Contingent Consideration, page 10

3. We note your response to comment five. It appears from your disclosures on pages 25 and 29 that substantially all of your revenues for the three and nine months ended September 30, 2012 were derived from Jinan Broadband. Thus, if you achieved the first milestone enabling 3 million homes to gain access to your PPV services; it is unclear why you did not record the related revenues. Please advise or revise.

Company Response:  Our previous response stated that “the milestone is considered achieved once YOD has access to subscribers through a signed agreement with MSO providers (cable operators)…”  These milestones are solely with respect to providing potential customers access to our services and not related to generating revenue.  Through January of 2013 our VOD products operated as a beta test.  Once our VOD products go live we will begin to generate and recognize revenue related to active subscribers.  Revenue will be recognized as these potential customers subscribe to our services.  Our full suite of products were officially offered starting February 1, 2013, in anticipation of the Chinese New Year.

YOU On Demand Holdings, Inc.

*****

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 206-1216, or Brian J. Buck, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8347.

Sincerely,

YOU On Demand Holdings, Inc.

By:	/s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer